================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            -----------------------


                                 SCHEDULE TO/A
                                 (Rule 14d-100)

                 Tender Offer Statement Under Section 14(d)(1)
           or Section 13(e)(1) of the Securities Exchange Act of 1934

                                Amendment No. 1

                                  CDNOW, INC.
                           (Name of Subject Company)

                             BINC ACQUISITION CORP.
                                BERTELSMANN INC.
                                 BERTELSMANN AG
                                   (Offerors)

                            -----------------------

                           COMMON STOCK, NO PAR VALUE

                         (Title of Class of Securities)

                            -----------------------

                                     125086
                     (CUSIP Number of Class of Securities)

                               Robert Sorrentino
                     President and Chief Executive Officer
                               Bertelsmann, Inc.
                                 1540 Broadway
                            New York, New York 10036
                           Telephone: (212) 782-1000
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                            -----------------------

                                    Copy to:
                              Christopher J. Mayer
                             Davis Polk & Wardwell
                              450 Lexington Avenue
                            New York, New York 10017
                            Telephone: 212-450-4000

                           CALCULATION OF FILING FEE
================================================================================
     Transaction Valuation                          Amount of Filing Fee**
          $99,006,737                                       $19,801
================================================================================

* Calculated by (i) multiplying $3.00, the per share tender offer price, by 32,961,610, the sum of the number of shares of Common Stock sought in the Offer, plus (ii) payments to holders of options with an exercise price less than $3.00 in an amount per option equal to the difference between
     (a) $3.00 and (b) the applicable exercise price, based on (A) 102,400 outstanding options with an average weighted exercise price of $2.94 per share and (B) 69,319 outstanding options with an average weighted exercise price of $1.33 per share.

**   Calculated as 1/50 of 1% of the transaction value.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.


      Amount Previously Paid:    $19,801          Filing party:    BINC Acquisition Corp.
      Form or Registration No.:  Schedule TO      Date Filed:      July 26, 2000


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:

      [X] third-party tender offer subject to Rule 14d-1.
      [ ] issuer tender offer subject to Rule 13e-4.
      [ ] going-private transaction subject to Rule 13e-3.
      [ ] amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]
================================================================================

                         AMENDMENT NO. 1 TO SCHEDULE TO


     This Amendment No. 1 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on July 26, 2000, by BINC Acquisition Inc., a Pennsylvania corporation ("Purchaser") and a wholly owned subsidiary of Bertelsmann, Inc., a Delaware corporation ("Bertelsmann") and a wholly owned subsidiary of Bertelsmann AG, a German corporation ("Bertelsmann AG"), to purchase all of the outstanding shares of common stock, no par value (the "Shares"), of CDnow, Inc., a Pennsylvania corporation (the "Company") for a price of $3.00 per Share, net to the seller in cash, upon the terms and conditions set forth in the Offer to Purchase dated July 26, 2000, as amended as set forth below (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, to the Schedule TO. The information in the Offer to Purchase is incorporated by reference herein. Capitalized terms used and not defined herein shall have the meaning ascribed to such terms in the Offer to Purchase.

     Item 1. Summary Term Sheet.

     The Summary Term Sheet contained in the Offer to Purchase is amended by adding immediately after the answer to the question "Have any shareholders agreed to tender their shares?" the following:

     "Are there any other agreements between CDnow, Bertelsmann and BINC that relate to the transaction?"

     Yes, in addition to the merger agreement and Bertelsmann's agreement with Jason Olim and Matthew Olim, CDnow and Bertelsmann have also entered into a secured convertible loan agreement. Under the terms of the convertible loan agreement, Bertelsmann has agreed to make certain loans to CDnow in an amount up to approximately $43 million. Bertelsmann has the right to convert any amounts borrowed by CDnow and outstanding into common stock of CDnow, subject to certain conditions, even if the tender offer or the merger are not consummated. Bertelsmann cannot acquire more than 49% of CDnow's common stock pursuant to this conversion mechanic. See "The Related Financing - The Convertible Loan Agreement".

     The Summary Term Sheet contained in the Offer to Purchase is further amended by amending the answer to the question "Will the offer be followed by a merger if all CDnow shares are not tendered in the offer?" to read in its entirety as follows:

     "If the offer is consummated, Bertelsmann and CDnow plan to merge BINC into CDnow. The merger is subject to additional conditions, including the conditions that no law or regulation and no judgement, injunction, order or decree shall have prohibited or enjoined the merger and, if required, CDnow shareholders shall have approved the merger."

     Item 2. Subject Company Information.

     The second paragraph in the section of the Offer to Purchase entitled "The Offer --Certain Information Concerning the Company - Certain Projections" is amended to read in its entirety as follows:

     "It is the understanding of Bertelsmann and Purchaser that the projections were not prepared with a view to public disclosure or compliance with published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants regarding projections or forecasts and are included herein only because such information was provided to Bertelsmann and Purchaser in connection with their evaluation of a business a combination transaction. These projections are subject to certain risks and uncertainties that could cause actual results to differ materially from the projections. The Company has advised Purchaser and Bertelsmann that its internal financial forecasts (upon which the projections provided to Bertelsmann and Purchaser were based in par) are, in general, prepared solely for internal use and capital budgeting and other management decisions and are subjective in many respects and thus susceptible to interpretations and periodic revision based on actual experience and business developments. The projections also reflect numerous assumptions (not all of which were provided to Bertelsmann and Purchaser), all made by management of the Company, with respect to industry performance, general business, economic, market and financial conditions and other matters, all of which are difficult to predict, many of which are beyond the Company's control, and none of which were subject to approval by Bertelsmann or Purchaser. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. It is expected that there will be differences between actual and project results, and actual results may be materially greater or less than those contained in the projections. The inclusion of the projections herein should not be regarded as an indication that any of Bertelsmann, Purchaser, the Company or their respective affiliates or representatives considered or consider the projections to be a reliable prediction of future events, and the projections should not be relied upon as such. None of Bertelsmann, Purchaser, the Company or any of their respective affiliates or representatives has made or makes any representation to any person regarding the ultimate performance of the Company compared to the information contained in the projections, and none of them intends to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect to the occurrence of future events even in the event that any or all of the assumption underlying the projections are shown to be in error. Bertelsmann AG, Bertelsmann and Purchaser acknowledge that the Private Securities Litigation Reform Act of 1995 does not apply to the information set forth in this Offer to Purchase, including the projections set forth in this section.

     Item 3.  Identity and Background of Filing Person.

     The section of the Offer to Purchase entitled "The Offer - Certain Information Concerning Bertelsmann and Purchaser" is amended by adding the following paragraph after the fourth paragraph of such section:

     "Except as described in this Offer to Purchase, to the best knowledge of Bertelsmann AG, Bertelsmann and Purchaser, none of the persons listed in
Schedule I has, during the past five years, (1) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (2) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws."

     Item 5.  Past Contacts, Transactions, Negotiations and Agreements.

     The section of the Offer to Purchase entitled "The Offer - Certain Information Concerning Bertelsmann and Purchaser" is amended by amending the sixth and seventh paragraphs of such section to read in their entirety as follows:

     "Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of Bertelsmann AG, Bertelsmann, Purchaser nor, to the best knowledge of Bertelsmann AG, Bertelsmann and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

     Except as set forth in this Offer to Purchase, none of Bertelsmann AG, Bertelsmann, Purchaser nor, to the best knowledge of Bertelsmann AG, Bertelsmann and Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no contracts, negotiations or transactions between Bertelsmann AG or any of its subsidiaries or, to the best knowledge of Bertelsmann AG, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets."


     Item 8.  Interest in Securities of the Subject Company.

     The section of the Offer to Purchase entitled "The Offer - Certain Information Concerning Bertelsmann and Purchaser" is amended by amending the fifth paragraph of such section to read in its entirety as follows:

     "Except as described in this Offer to Purchase, (1) none of Bertelsmann AG, Bertelsmann, Purchaser nor, to the best knowledge of Bertelsmann AG, Bertelsmann and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of Bertelsmann or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (2) none of Bertelsmann AG, Bertelsmann, Purchaser nor, to the best knowledge of Bertelsmann AG, Bertelsmann and Purchaser, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transaction in the Shares during the past 60 days.

     On June 27, 2000, Thomas D. Coiro, Vice President of Corporate Benefits of Bertelsmann, purchased 200 Shares at a purchase price of $2 13/16 per Share in an open market transaction."


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


     Item 10.  Source and Amounts of funds or Other Consideration.

     The section of the Offer to Purchase entitled "The Offer --Source and Amount of Funds" is amended to read in its entirety as follows:

     "The total amount of funds required by Purchaser to consummate the Offer and the Merger and to pay related fees and expenses is estimated to be approximately $152 million. The Offer and the Merger are not conditioned on obtaining financing. Bertelsmann and Purchaser will obtain the funds to be used to finance the Offer and the Merger from three existing Bertelsmann credit facilities and from funds generated internally by Bertelsmann AG and its subsidiaries.

     Commerzbank/Four Winds Facility

     Bertelsmann has available a committed long term revolving credit facility in the amount of $80 million with Commerzbank Aktiengesellschaft and Four Winds Funding Corporation pursuant to an amended and restated Letter Agreement dated as of June 29, 1998 (as amended from time to time, the "Commerzbank/Four Winds Facility"). Bertelsmann AG has guaranteed the obligations of Bertelsmann under the Commerzbank/Four Winds Facility.

     Term loans under the Commerzbank/Four Winds Facility mature on July 14, 2005 and bear interest, at Bertelsmann's option, at LIBOR plus 0.25% or at the prime rate. In addition, Bertelsmann pays a commitment fee of 0.125% on the average daily unused portion of the Commerzbank/Four Winds Facility, for so long at the Commerzbank/Four Winds Facility is outstanding.

     Bertelsmann currently expects to repay term loans outstanding under the Commerzbank/Four Winds Facility from funds generated internally by Bertelsmann AG and its subsidiaries and from other sources. No final decisions have been made concerning the method Bertelsmann will employ to repay the term loans. These decisions will be based on Bertelsmann's review from time to time of the advisability of particular actions, as well as prevailing interest rates and financial and other economic conditions.

     Deutsche Bank Facility

     Bertelsmann has available a committed credit facility in the amount of $50 million with Deutsche Bank Aktiengesellschaft ("Deutsche Bank") pursuant to a Letter Agreement dated as of February 26, 1987 (as amended from time to time, the "Deutsche Bank Facility"). Bertelsmann AG has guaranteed the obligations of Bertelsmann under the Deutsche Bank Facility.

     Term loans under the Deutsche Bank Facility mature on September 30, 2004. The maturity date is automatically extended for one year unless on or before June 30 of any calendar year Deutsche Bank in its sole discretion determined not to so extend it. Term loans under the Deutsche Bank Facility bear interest, at Bertelsmann's option, at (i) LIBOR plus 0.25%, (ii) the prime rate or (iii) a fixed rate equal to LIBOR plus 3/8% or the prime rate plus 1/2%, which rate may be fixed at Bertelsmann's option for one, two or three year periods. In addition, Bertelsmann pays a commitment fee of 0.10% on the average daily unused portion of the Deutsche Bank Facility. The Deutsche Bank Facility is unsecured.

     Bertelsmann currently expects to repay term loans outstanding under the Deutsche Bank Facility from funds generated internally by Bertelsmann AG and its subsidiaries and from other sources. No final decisions have been made concerning the method Bertelsmann will employ to repay the term loans. These decisions will be based on Bertelsmann's review from time to time of the advisability of particular actions, as well as prevailing interest rates and financial and other economic conditions.

     Bayerische Landesbank Facility

     Bertelsmann has available a committed long term revolving credit facility in the amount of $50 million with Bayerische Landesbank Girozentrale ("Bayerische Landesbank") pursuant to a Revolving Credit Agreement dated as of July 15, 1993 (as amended from time to time, the "Bayerische Landesbank Facility").

     Term loans under the Bayerische Landesbank Facility mature on July 16, 2001, such maturity date having been extended each year from the intial July 16, 1998 maturity date. The maturity date is automatically extended for one year unless Bayerische Landesbank notifies Bertelsmann at the latest 60 days prior to July 15 of any calendar year that it desires to terminate the facility. Term loans under the Bayerische Landesbank Facility bear interest, at Bertelsmann's option, at (i) LIBOR plus 0.25%, which rate may be fixed at Bertelsmann's option for one, two, three, or six months or (ii) a fixed rate for a period selected by Bertelsmann. In addition, Bertelsmann pays a


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


commitment fee of 0.10% on the average daily unused portion of the Bayerische Landesbank Facility. The Bayerische Landesbank Facility is unsecured.

     Availability of the term loans under the Bayerische Landesbank Facility is subject to customary conditions, including no defaults and receipt by Bayerische Landesbank of a letter of comfort from Bertelsmann AG.

     Bertelsmann currently expects to repay term loans outstanding under the Bayerische Landesbank Facility from funds generated internally by Bertelsmann AG and its subsidiaries and from other sources. No final decisions have been made concerning the method Bertelsmann will employ to repay the term loans. These decisions will be based on Bertelsmann's review from time to time of the advisability of particular actions, as well as prevailing interest rates and financial and other economic conditions.

     These summaries of the Commerzbank/Four Winds Facility, the Deutsche Bank Facility and the Bayerische Landesbank Facility do not purport to be complete and are subject to, and qualified in their entirety by reference to, copies of the Commerzbank/Four Winds Facility, the Deutsche Bank Facility and the Bayerische Landesbank Facility filed as exhibits to the Schedule TO."


     Item 11.  Additional Information.

     The Section of the Offer to Purchase entitled "The Offer --The Related Financing - The Convertible Loan Agreement - The Facility" is amended to read in its entirety as follows:

     Pursuant to the Convertible Loan Agreement, on August 3, 2000 Bertelsmann made a term loan (the "TW/S Loan") to the Company in the principal amount of $30,965,754.18. The proceeds of the TW/S Loan were used by the Company to repay in full all loans outstanding under the loan agreement dated as of July 12, 1999 between the Company, Sony Music Entertainment Inc. and Time Warner Inc., together with accrued and unpaid interest. In addition, pursuant to the Convertible Loan Agreement, Bertelsmann has agreed to make additional loans ("Working Capital Loans" and, together with the TW/S Loan, the "Loans") to the Company in an aggregate principal amount not in excess of $12,000,000 during the period from July 31, 2000 through October 31, 2000. The proceeds of the Working Capital Loans may be used by the Company only in the ordinary course business and to meet its ongoing working capital needs of the Company as contemplated by the Company's business plan. The aggregate principal amount of Working Capital Loans that the Company may borrow in any four-week period is capped, on the basis of weekly cash receipts and cash disbursements forecasts provided by the Company to Bertelsmann that are based upon the revenue and expense projections provided by the Company to Bertelsmann. See "Certain Information Concerning the Company - Certain Projections". In addition, Working Capital Loans are available only if the Company's available cash falls below $3 million.

     At August 17, 2000, only the TW/S Loan is outstanding under the Convertible Loan Agreement."

     The second paragraph of the section of the Offer to Purchase entitled "The Offer --Certain Legal Matters; Regulatory Approvals - United States Antitrust Compliance" is amended to read in its entirety as follows:

     "Pursuant to the requirements of the HSR Act, Purchaser filed a Notification and Report Form with respect to the Offer and Merger with the Antitrust Division and the FTC on August 2, 2000. The waiting period applicable to the purchase of Shares pursuant to the Offer expired at 11:59 p.m., New York City time, on August 17, 2000."

     The second paragraph of the section of the Offer to Purchase entitled "The Offer -- Certain Legal Matters; Regulatory Approvals - Other Filings - Federal Republic of Germany" contained in the Offer to Purchase is amended to read in its entirety as follows:

     "Pursuant to the requirements of the German Cartel Act, Purchaser filed a notification with respect to the Offer and Merger with the Cartel Office on August 15, 2000. The waiting period applicable to the purchase of Shares pursuant to the Offer is scheduled to expire on September 15, 2000, although it is currently anticipated that the Cartel Office will terminate the waiting period early. However, the Cartel Office maintains the discretion to make further investigations, which could extend the waiting period to a date that is up to four months from the date of filing."

     The section of the Offer to Purchase entitled "The Offer -- Certain Legal Matters; Regulatory Approvals - Other Filings - Austria" is amended to read in its entirety as follows:

     "Austria. Austrian law provides that certain transactions may not be consummated unless a premerger notification has been filed with the Austrian Cartel Court (the "Austrian Cartel Court"). The consummation of the Offer and the Merger are subject to such requirements. Purchaser filed a notification with respect to the Offer and Merger with the Austrian Cartel Court on August 16, 2000. The transaction cannot be consummated until approval is received from the Austrian Cartel Court, which in practice usually takes six to seven weeks. It is possible that the Austrian Cartel Court will notify Purchaser that it may proceed with the transaction pending final clearance of the transaction. However, it is also possible that the Austrian Cartel Court will extend the waiting period based on a request for additional information or objections to the transaction. If such action is taken, the waiting period may be extended to a date that is up to five months from the date of filing."

     Item 12.  Exhibits.

     The Exhibits contained in the Offer to Purchase is hereby amended to include the following:

     Exhibit (d)(7) Commerzbank Aktiengesellschaft and Four Winds
                    Funding Corporation Letter Agreement, between Bertelsmann, Inc., Commerzbank AG and Four Winds Funding Corporation, as amended and restated, dated June 29, 1990.

     Exhibit (d)(8) Deutsche Bank Aktiengesellschaft Letter Agreement between
                    Bertelsmann, Inc. and Deutsche Bank AG, dated February 26, 1987, including amendments 1-13.

     Exhibit (d)(9) Bayerische Landesbank Girozentrale Revolving Credit
                    Agreement between Bertelsmann, Inc. and Bayerische Landesbank Girozentrale dated July 15, 1993, including amendments.


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





                                   SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.


Dated: August 18, 2000                       BINC ACQUISITION CORP.


                                             By /s/ Jacqueline Chasey
                                               ---------------------------------
                                               Name:  Jacqueline Chasey
                                               Title: Secretary


                                             BERTELSMANN, INC.


                                             By: /s/ Jacqueline Chasey
                                                --------------------------------
                                                Name:  Jacqueline Chasey
                                                Title: Vice President


                                             BERTELSMANN AG


                                             By: /s/ Dr. Siegfried Luther
                                                --------------------------------
                                                Name:  Dr. Siegfried Luther
                                                Title: Member of the Executive
                                                       Board

                                 EXHIBIT INDEX

Exhibit No.
------------

   (a)(1)      Offer to Purchase dated July 26, 2000.*

   (a)(2)      Letter of Transmittal.*

   (a)(3)      Notice of Guaranteed Delivery.*

   (a)(4) Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(5) Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

   (a)(6) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

   (a)(7)      Summary Advertisement dated July 26, 2000.*

   (d)(1) Agreement and Plan of Merger dated as of July 19, 2000 among Bertelsmann, the Company, and Purchaser.*

   (d)(2) Shareholder Agreement dated as of July 19, 2000 between Bertelsmann, and Jason Olim and Matthew Olim.*

   (d)(3) Convertible Loan Agreement dated as of July 19, 2000 among the Company, as Borrower, and Bertelsmann, as Lender.*

   (d)(4) Guarantee and Collateral Agreement dated as of July 19, 2000 among the Company and certain of its Subsidiaries in favor of Bertelsmann, as Security Agent.*

   (d)(5) Registration Rights Agreement dated as of July 19, 2000 between the Company and Bertelsmann.*

   (d)(6) Confidentiality Agreement dated as of June 15, 2000 between the Company and Bertelsmann AG.*

   (d)(7) Commerzbank Aktiengesellschaft and Four Winds Funding Corporation Letter Agreement, between Bertelsmann, Inc., Commerzbank AG and Four Winds Funding Corporation, as amended and restated, dated June 29, 1990.

   (d)(8) Deutsche Bank Aktiengesellschaft Letter Agreement between Bertelsmann, Inc. and Deutsche Bank AG, dated February 26, 1987, including amendments 1-13.

   (d)(9) Bayerische Landesbank Girozentrale Revolving Credit Agreement between Bertelsmann, Inc. and Bayerische Landesbank Girozentrale dated July 15, 1993 including amendments
-------------------
*    Previously filed.


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